TCW Direct Lending Fund Policies

TCW

Policies & Procedures

May 10, 2024

FOR INTERNAL USE ONLY

17j-1 Code of Ethics

This Code of Ethics is adopted by each Fund in compliance with Rule 17j-1 promulgated by the 40 Act.

Rule 17j-1 makes it unlawful for persons who are “access persons” (as defined in the Rule 17j-1) of each Fund, in connection with the purchase or sale by such persons of securities held or to be acquired by each Fund:

•	to employ any device, scheme or artifice to defraud the Funds;

•

to make to the Funds any untrue statement of a material fact or omit to state to the Funds a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

•	to engage in any act, practice or course of business which operates or would operate as a fraud or deceit upon the Funds; or

•	to engage in a manipulative practice with respect to the Funds.

Interested Directors and Officers

Directors of each Fund who are “interested persons” of the respective Fund and officers of each Fund are subject to all requirements of the Adviser’s Code of Ethics. Refer to the Personal Investment Transactions section of Adviser’s Code of Ethics for specific prohibitions and requirements.

Independent Directors

The Independent Directors are subject to the following Statement of General Principles:

•	They shall not engage in any act, practice or course of conduct that would violate the provisions of Rule 17j-1 which are discussed above in the Introduction to this section.

•	The interests of the respective Fund and its unitholders are paramount and come before the interests of any director.

•	Personal investing interests of all directors shall be conducted in a manner that shall avoid actual or potential conflicts of interest with the respective Fund and its unitholders.

•	Each shall not use such positions, or any investment opportunities presented by virtue of such positions to the detriment of the respective Fund and their unitholders.

Independent Directors must pre-clear any transactions (i.e., sales, purchases or transfers) in the securities of the Funds with the Adviser’s Legal or Compliance Department. Additionally, the trading in any securities issued by any issuer in which the Independent Director knows or should know that the Independent Director has received material non-public information from any source may be subject to insider trading restrictions under Federal, state or other securities laws, and/or the Adviser’s policies. Each Independent Director shall be responsible for monitoring his or her trading. The Legal and Compliance Departments of the Adviser shall respond to any inquiries or other communications from Independent Directors regarding these pre-clearance and trading restrictions.

Reporting of Violations

Any officer or director of a Fund or any officer, director or employee of the Adviser shall promptly report any possible violations of this Code of Ethics to the CCO or Fund Counsel. After consultation with the General Counsel, the CCO shall report all Material Violations of this Code of Ethics to each respective Board (or an appropriate Committee of each Board).